

March 10, 2014

<u>Via E-mail</u>
Terrence Byberg
Chief Executive Officer
Silver Stream Mining Corp.
9550 South Eastern Avenue
Suite 253, Las Vegas, NV 89123

      Re: **Silver Stream Mining Corp. (f/k/a W.S. Industries, Inc.)**
            Amendment No. 3 to Form 8-K
            Filed February 19, 2014
            File No. 000-52752

            Form 10-Q for the quarterly period ended 12/31/2013
            Filed February 19, 2014
            File No. 000-52752

Dear Mr. Byberg:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing(s), by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing(s) and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 22</u>

1.   We have considered your response to comments 19 through 22 from our letter dated December 16, 2013 and your response to comments 17 through 22 from our letter dated August 14, 2013 relating to the U.S. GAAP experience of your CFO and other accounting personnel who prepare your financial statements. Please include a risk factor to discuss your management's lack of sufficient knowledge or expertise in U.S. GAAP and the measures you have taken to address this issue.

<u>Form 10-Q for the quarterly period ended December 31, 2013 filed February 19, 2014</u>

2.   We note your response to comments 24 from our letter dated December 16, 2013 and your revision to the 2013 fiscal year financial statements. Please revise your financial statements for the interim period ended December 31, 2013 as well to reflect the adoption of ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05").

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief